

Entity Profile Information

Viewed on October 22, 2021

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Current Status Information

Branch ID	Status	Effective Date
	NFA MEMBER APPROVED	05/10/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
	EXEMPT FOREIGN FIRM APPROVED	06/13/1995

Status History Information

Status	Effective Date
NFA MEMBER APPROVED	05/10/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
SWAP DEALER PENDING	12/19/2012
NFA MEMBER PENDING	12/19/2012
EXEMPT FOREIGN FIRM APPROVED	06/13/1995
EXEMPT FOREIGN FIRM PENDING	06/05/1995

Outstanding Requirements

Annual Due Date: 6/1/2022

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2021

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2022

Disciplined Employee Summary



Business Information

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Name	NOMURA INTERNATIONAL PLC
Form of Organization	LIMITED LIABILITY COMPANY
Country	UNITED KINGDOM
Federal EIN	Not provided
Business Address	
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone Number	+44 20 7102 1000
Fax Number	Not provided
Email	Not provided
Website/URL	WWW.NOMURA.COM
CRD/IARD ID	Not provided
	LIMITED LIABILITY COMPANY
	F



Exempt Foreign Firm Contact Information

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Exempt Foreign Firm Contact Address

First Name	MARCIA
Last Name	JAYESURIA
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 7698
Email	MARCIA.JAYESURIA@NOMURA.COM



Location of Business Records

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM



U.S. Address for the Production of Business Records

Viewed on October 22, 2021

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Office Of	NOMURA GLOBAL FINANCIAL PRODUCTS, INC
Street Address 1	WORLDWIDE PLAZA 309 WEST 49TH STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10019-7316



Principal Information

Individual Information

NFA ID	0526888
Name	AOKI, TAKEO
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-23-2020

NFA ID	0515721
Name	ATKAR, NEETA AVNASH KAUR
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-03-2019

NFA ID	0542935
Name	BARLOW, CHRISTOPHER COLIN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-19-2021

NFA ID	0540627
Name	BRAMHAM, SHAUN PETER
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-05-2021

NFA ID	0499421
Name	BRITTON, JONATHAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-23-2017

NFA ID	0539833
Name	DOYLE, AISLING MAIRE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-02-2021

NFA ID	0542777
Name	FUGGLE, STEPHEN ANDREW
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-05-2021

NFA ID	0499422
Name	GODFREY, DAVID WARREN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-05-2017

NFA ID	0534347
Name	GOFF, JOHN SWAFFORD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2021

NFA ID	0523500
Name	JONES, CLARE ELIZABETH
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-19-2019

NFA ID	0489342
Name	LEWIS, JONATHAN WAYNE
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED

Effective Date	11-03-2015

NFA ID	0504462
Name	MURRAY, ROSEMARY CAROL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-23-2017

NFA ID	0540359
Name	PITTS TUCKER, CHARLES HUGH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-05-2021

NFA ID	0492211
Name	TIERNEY, JOHN GERARD MARY
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	07-05-2017

Holding Company Information

NFA ID	0455943
Full Name	NOMURA EUROPE HOLDINGS PLC
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-29-2012



Non-U.S. Regulator Information

Viewed on October 22, 2021

NFA ID 0264077 NOMURA INTERNATIONAL PLC

UK FINANCIAL CONDUCT AUTHORITY UK PRUDENTIAL REGULATORY AUTHORITY



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID

0264077

NOMURA INTERNATIONAL PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Regulatory Disclosure Matter Summary (3 DMPs)

Show 100 entries

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14844	05/02/2013	AUSTRALIAN SECURITIES AND INVESTMENT COMMISSION ACTION				
	14846	12/19/2012	AUSTRALIAN INDEX ARBITRAGE SEP 2000				
	14847	12/19/2012	INTERNATIONAL EQUITY DERIVATIVES NOV 2009				

Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0264077 - NOMURA INTERNATIONAL PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

Case Number:
Case Status:
Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON FEBRUARY 25, 1997, THE AUSTRALIAN SECURITIES AND INVESTMENT COMMISSION (ASIC) COMMENCED PROCEEDINGS IN THE FEDERAL COURT OF AUSTRALIA ALLEGING BREACHES OF VARIOUS PROVISIONS OF THE CORPORATIONS LAW AND THE TRADE PRACTICES ACT. ON OR ABOUT DECEMBER 1998 THE FEDERAL COURT OF AUSTRALIA MADE THEIR FINDINGS AND HANDED DOWN A JUDGMENT IN THESE PROCEEDINGS. FINALLY, ON OR ABOUT FEBRUARY 19, 1999, THE FEDERAL COURT MADE DECLARATIONS IN THE MATTER BROUGHT BY ASIC AGAINST NOMURA INTERNATIONAL PLC CONCERNING ITS CONDUCT IN CONNECTION WITH CLOSING OUT ITS ARBITRAGE POSITION ON MARCH 29, 1996.

DOCUMENTATION FOR THIS ACTION HAS BEEN PROVIDED TO THE NFA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

◀ Back to Summary

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0264077 - NOMURA INTERNATIONAL PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

D E F G H I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

UK SECURITIES AND FUTURES AUTHORITY NOTICE SENT TO NFA

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

◀ Back to Summary

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0264077 - NOMURA INTERNATIONAL PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

Case Number:
Case Status:
Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

UK FSA FINAL NOTICE SENT TO NFA

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

◀ Back to Summary



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID

0264077

NOMURA INTERNATIONAL PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

Add DMP

Current Financial Disclosure Matter Summary (1 DMP)

Show 100 entries

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
J	14845	10/26/2021	UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK 10-5348	PENDING	6/2012	12/19/2012	

Archived Financial Disclosure Matter Summary

There are currently no archived DMPs.

Disciplinary Information - Firm Financial Disclosure Matter Page

NFA ID 0264077 - NOMURA INTERNATIONAL PLC

Please file a separate Disclosure Matter Page (DMP) for each action.

◀ Back to Summary   ✏ Amend

Disclosure Question

Completing this section does not update the answer to the Financial Disclosure question. To update the Financial Disclosure question, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question you are disclosing the financial matter under: ☰ Show Question

☑ J

Case Information

BANKRUPTCY CASE INFORMATION

❓ United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed: SOUTHERN DISTRICT OF NEW YORK

❓ Case Number: 08-1789

ADVERSARY CASE INFORMATION

❓ Court where the adversary action was filed:
UNITED STATES BANKRUPTCY COURT

❓ Court Location:
SOUTHERN DISTRICT OF NEW YORK

❓ Case Number of Adversary Action:
10-5348

❓ Adversary Action Status:
PENDING

❓ Date Initiated:
JUNE 2012

Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

NOMURA INTERNATIONAL PLC ("NIPLC") IS A DEFENDANT IN TWO ADVERSARY PROCEEDINGS BROUGHT BY THE

TRUSTEE FOR LIQUIDATION OF BERNARD L. MADOFF INVESTMENT SECURITIES LLC ("BLMIS"). IN THE FIRST
ADVERSARY PROCEEDING, THE TRUSTEE IS SEEKING AVOIDANCE AND RECOVERY OF PAYMENTS ALLEGEDLY MADE
TO NIPLC BY FAIRFIELD SENTRY LTD. AND FAIRFIELD SIGMA LTD. (COLLECTIVELY, THE "FAIRFIELD FUNDS"). PICARD

V. NOMURA INTERNATIONAL PLC, ADV. PRO. NO. 10-5348 (BRL) (BANKR. S.D.N.Y.). THE FAIRFIELD FUNDS, NOW IN LIQUIDATION, WERE FEEDER FUNDS TO BLMIS. THE CLAIM IS FOR APPROXIMATELY $35 MILLION PLUS INTEREST. THE LIQUIDATOR OF THE FAIRFIELD FUNDS HAS ALSO BROUGHT AN ACTION TO RECOVER THE PAYMENTS MADE TO NIPLC BY THE FAIRFIELD FUNDS. FAIRFIELD SENTRY V. NOMURA INTERNATIONAL PLC, ADV. PRO. NO. 10-3793 (BRL) (BANKR. S.D.N.Y.). IN THE SECOND ADVERSARY PROCEEDING, THE MADOFF TRUSTEE IS SEEKING RECOVERY OF REDEMPTION PAYMENTS MADE BY HARLEY INTERNATIONAL (CAYMAN) LTD. ("HARLEY") TO NIPLC. PICARD V. NOMURA INTERNATIONAL PLC, ADV. PRO. NO. 11-2759 (BRL) (BANKR. S.D.N.Y.). THE HARLEY FUND, NOW IN LIQUIDATION, WAS A FEEDER FUND TO BLMIS. THE CLAIM IS FOR APPROXIMATELY $21.5 MILLION PLUS INTEREST.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

< Back to Summary



Registration Contact Information

NFA ID 0264077 NOMURA INTERNATIONAL PLC

First Name	AARON
Last Name	CAPLAN
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 0152
Email	AARON.CAPLAN@NOMURA.COM



Enforcement/Compliance Communication Contact Information

NFA ID 0264077 NOMURA INTERNATIONAL PLC

First Name	MARCIA
Last Name	JAYESURIA
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 7698
Email	MARCIA.JAYESURIA@NOMURA.COM

First Name	CLARE
Last Name	JONES
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+4420 710 20605
Email	CLARE.JONES@NOMURA.COM



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? No



Membership Contact Information

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Membership Contact

First Name	MARCIA
Last Name	JAYESURIA
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 7698
Email	MARCIA.JAYESURIA@NOMURA.COM

Accounting Contact

First Name	MARCIA
Last Name	JAYESURIA
Title	MANAGING DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 7698
Email	MARCIA.JAYESURIA@NOMURA.COM

Arbitration Contact

First Name	MARCIA
Last Name	JAYESURIA
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 7698
Email	MARCIA.JAYESURIA@NOMURA.COM

Compliance Contact

First Name	MARCIA
Last Name	JAYESURIA
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 7698
Email	MARCIA.JAYESURIA@NOMURA.COM

Chief Compliance Officer Contact

First Name	CLARE
Last Name	JONES
Title	MANAGING DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 0605
Email	CLARE.JONES@NOMURA.COM